[Simpson Thacher & Bartlett LLP Letterhead]

VIA EDGAR

March 21, 2013

Re:	Acceleration Request for Pinnacle Foods Inc.
Registration Statement on Form S-1 (File No. 333-185565)

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Pinnacle Foods Inc., that effectiveness of the above-referenced Registration Statement be accelerated to 10 a.m., Washington D.C. time, on March 27, 2013, or as soon as practicable thereafter.

The request of the underwriters regarding acceleration of effectiveness of the above-referenced Registration Statement is also attached.

Please do not hesitate to call me at (212) 455-2812 with any questions.

Very truly yours,

/s/ Richard A. Fenyes, Esq.

Richard A. Fenyes, Esq.

[Pinnacle Foods Inc. Letterhead]

March 21, 2013

VIA EDGAR

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Pinnacle Foods Inc.
Registration Statement on Form S-1
File No.: 333-185565

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Pinnacle Foods Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 10 a.m. EST on March 27, 2013 or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Pinnacle Foods Inc.

By:	/s/ M. Kelley Maggs
M. Kelley Maggs
Executive Vice President, Secretary and General Counsel

March 21, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinnacle Foods Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-185565)

Ladies and Gentlemen:

As a representative of the several underwriters of the Company’s proposed public offering of up to 29,000,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 10:00 a.m. (ED/ST) on March 27, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 15, 2013, through the date hereof:

Preliminary Prospectus dated March 15, 2013:

9,784 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

BARCLAYS CAPITAL INC.

As a Representative of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President